3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

September 1, 2016

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: James E. O’Connor, Senior Counsel - Disclosure Review Office

Re:	FundVantage Trust (the “Trust”)
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 136 to the Trust’s registration statement on Form N-1A filed with the Commission on August 5, 2016 (the “Amendment”), which were provided to the Trust by James E. O’Connor, Senior Counsel - Disclosure Review Office.  The Amendment relates to the TOBAM Emerging Markets Fund (the “Fund”) and was filed to include a new section in the Fund’s Prospectus entitled “Adviser’s Prior Performance” and to make certain other non-material changes.  We appreciate the opportunity to address your comments regarding the Fund.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

*                                         *                                         *

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

PROSPECTUS

1)             Please confirm that the contractual expense limitation/reimbursement agreement between the investment adviser, TOBAM (the “Adviser”), and the Trust will remain in effect for at least one year from the effective date of the Registration Statement.

Response:  Confirmed. The contractual fee waiver between the Adviser and the Trust will remain in effect for at least one year from the effective date of the Registration Statement.

2)             Include in the Fund’s fee table a line item for “Acquired Fund” fees and expenses if it is anticipated that such amount will exceed 1 basis point as required in Item 3 of Form N-1A.

Response:  The expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired Funds are not expected to exceed 1 basis point.

3)             In the sections entitled “Summary of Principal Investment Strategies” and “Principal Investment Strategies,” it states that “[t]he Fund may, but is not required to, use derivative or other strategic instruments…”  Delete the phrase “but is not required to.” Additionally, define “other strategic instruments” where used in the Prospectus.

Response:   The phrases “but is not required to” and “other strategic instruments” have been deleted.  The Prospectus has been revised to address the Staff’s comment.

4)             Revise the statement regarding the Fund’s use of derivatives to clarify that options, futures and options on futures, contracts for difference, forward contracts and swap agreements are derivatives. Additionally, in the strategy and risk sections of the summary portion of the Prospectus, only identify those derivative instruments that are principal investment strategies and the related risks to those instruments identified as principal.  Please confirm that the Fund’s disclosure regarding its use of derivatives is in substantial conformity with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies. This disclosure should be reviewed periodically to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

Response:  The Prospectus has been revised to address the Staff’s comment.  The Trust and the Fund’s investment adviser believe the Fund’s disclosure, as revised, regarding its use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

5)             In connection with the Fund’s principal investment strategy, the Staff notes the Fund’s policy to invest, under normal circumstances, at least 80% of its assets in equity securities “(or derivative instruments).”  Although derivatives may be included in the 80% basket in appropriate circumstances (footnote 13 to Investment Company Act Release No. 24828 (January 17, 2001)), please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for purposes of the Fund’s 80% policy.

Response:  Confirmed.

6)             If preferred stock, participatory notes and REITs are principal investment strategies then update the strategy and risk sections of the summary prospectus to reflect this.

Response:   The Prospectus has been revised to address the Staff’s comment.

7)             Under the section entitled “Additional Information about the Fund’s Investment Strategies,” please confirm that all of the derivatives in which the fund may invest and their associated risks are described in this section.

Response:  Confirmed. The Prospectus has been revised to address the Staff’s comment.

8)             The following comments pertain to the section entitled “More Information About Management of the Fund”, under the heading “ Prior Performance of the Adviser”:

a)             Insert “Managed by the Adviser” after the heading “Prior Performance of a Similarly Advised Account”

Response:  The Prospectus has been revised to address the Staff’s comment.

b)             Please disclose that the performance includes all accounts that are substantially similar to the fund. If the disclosure excludes any substantially similar accounts, supplementally explain why the accounts were excluded and represent that the exclusion of accounts would not materially affect the performance or cause the performance presentation to be misleading.

Response:  The Adviser managed three other accounts during the periods presented using similar investment strategies to those of the Fund and the UCITS Fund that are not presented because (i) the accounts were not pooled investment vehicles, and (ii) the strategies implemented for such accounts differed from those of the Fund and the UCITS Fund because of client directed investment guidelines or the assets in such account were too small.

Nevertheless, the composite performance of the excluded accounts with that of the UCITS would not be materially different than the performance presented for the UCITS Fund and the exclusion of the three other accounts does not make the performance presentation of the Adviser’s prior performance misleading.

c)              If the actual fees/expenses of the account are lower than the fund’s fees/expenses, disclosure should state that the use of the fund’s expense structure would have lowered the performance results.

Response:  The Prospectus has been revised to address the Staff’s comment.

d)             Please disclose what currency the account was managed in and, if applicable, explain that performance would have been different because of currency conversions.

Response:  The Prospectus has been revised to address the Staff’s comment.

e)              Represent supplementally that the investment adviser has the records necessary to support the calculation of the performance.

Response:  The Fund’s investment adviser has confirmed that it has the records necessary to support the calculation of the Adviser’s prior performance.

*                                         *                                         *

Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to John M. Ford at 215.981.4009.

Very truly yours,

/s/ John Falco

John Falco

Enclosures.

cc:	Joel Weiss, President of FundVantage Trust

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809

September 1, 2016

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”)
File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 136, the Trust’s registration statement on Form N-1A filed with the Commission on August 5, 2016 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215-981-4442.

Very truly yours,

/s/ Joel Weiss

Joel Weiss
President and Chief Executive Officer

Cc:	James E. O’Connor, Esq., Senior Counsel, Securities and Exchange Commission
John P. Falco, Esq.